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                                                               EXHIBIT 11(A)(12)

                       [BORDEN CHEMICAL, INC. LETTERHEAD]

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FOR IMMEDIATE RELEASE                                                     Contact:
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Date                                                                      Peter F. Loscocco
                                                                          614/225-4482
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BORDEN CHEMICAL, INC. COMPLETES
ACQUISITION OF MELAMINE CHEMICALS, INC.

    COLUMBUS, OHIO (November 14, 1997)--Borden Chemical, Inc. announced today that it has successfully completed its previously announced acquisition of Melamine Chemicals, Inc. (NASDAQ:MTWO).

    In the transaction, Melamine Chemicals, Inc. has been merged with a wholly owned subsidiary of Borden Chemical. As a result, each share of common stock of Melamine Chemicals not previously purchased in Borden Chemical's tender offer, which expired yesterday, has been converted into the right to receive $20.50 in cash.

    Borden Chemical, Inc. will operate Melamine Chemicals as a separate business unit. Frederic R. Huber, Melamine Chemicals' president and chief executive officer, is joining Borden Chemical as executive vice president in charge of the melamine business. All other management and employees of Melamine Chemicals also are joining Borden Chemical.

    Melamine Chemicals produces and markets melamine crystal, which is used to make materials for various adhesive, laminate and coatings applications. It is one of only two melamine crystal producers in North America and one of the three largest worldwide. Based in Donaldsonville, La., the company last year had sales of $60 million.

    "This acquisition positions Borden Chemical as a key source for melamine," said Michael E. Ducey, chief operating officer. "We view the melamine market, both domestically and internationally, as an exciting arena for growth. The use of melamine for adhesives, high- and low-pressure laminates and newer applications such as flooring continues to expand. The melamine business is a good fit for our organization and adds a complementary material to our existing range of products."

    Based in Columbus, Ohio, Borden Chemical, Inc., a subsidiary of Borden, Inc., is a leading global producer and supplier of formaldehyde, resins, coatings and other chemical products used in forest products, foundry and other industrial applications.